SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                   Schedule  13G



                       Under the Securities Exchange Act of 1934
                                (Amendment No.         )*




                               Trans World Airlines

                                  (Name of Issuer)



                                  $12 Preferred

                          (Title of Class of Securities)


                                #893349852
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement.
   X   (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on following pages(s))


                                   Page 1 of  5  Pages
CUSIP No.   893349852              Page   2  of   5  Pages


1    NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Dean Witter High Yield Securities Inc.

     IRS No. 13-2988937


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)                           (b)
          Not Applicable.               Not Applicable.


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5    SOLE VOTING POWER

     678,319 shares of $12 preferred


6    SHARED VOTING POWER


7    SOLE DISPOSITIVE POWER

     678,319



8   SHARED DISPOSITIVE POWER



9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    678,319



10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    7.425%


12  TYPE OF REPORTING PERSON*

    IV
                              *SEE INSTRUCTION BEFORE FILLING OUT!




                          Schedule 13G


Issuer:   Trans World Airlines
CUSIP NO.:893349852

Item 1(a) Name of Issuer:
               Trans World Airlines

Item 1(b) Address of Issuer's Principal Executive Offices:
               100 South Bedford Road
               Mount Kisco, NY  10549

Item 2(a) Name of Person Filing:
               Dean Witter High Yield Securities Inc.

Item 2(b) Address of Principal Business Office:
               Two World Trade Center, New York, NY 10048

Item 2(c) Citizenship:
               Maryland

Item 2(d) Title of Class Securities:
                 $12 Preferred Stock

Item 2(e) CUSIP Number:
              893349852

Item 3    If this statement is filed pursuant to Rules 13d -
          1(b), or 13d-2(b), check whether the person filing is a:.

  (a)  ( )   Broker or Dealer registered under Section 15 of the Act.

  (b)  ( )   Bank as defined in Section 3(a) (6) of the Act.

  (c)  ( )   Insurance Company as defined in Section 3(a) (19) of
             the Act.

  (d)  (x)   Investment Company registered under Section 8 of the
             Investment Company Act.



                           Page 3 of 5 Pages

Item 4   Ownership:

          (a)  Amount of Beneficially Owned:

                 678,319

          (b)  Percent of Class:

                 7.425%

          (c)  Number of shares as to which such person has:

                     (i)  sole power to vote or to direct the
                         vote    678,319
                    (ii)  shared power to vote or to direct the
                        vote         -0-
                 (iii)  sole power to dispose or to direct
                        the disposition of    678,319
                  (iv)  shared power to dispose or to direct
                        the disposition of    -0-

Item 5    Ownership of Five Percent or Less of a Class.

                   Not Applicable.

Item 6    Ownership of More than Five Percent on Behalf of
          Another Person.

                   Not Applicable.

Item 7    Identification and Classification of the
          Subsidiary Which Acquired the Security Being
          Reported on By the Parent Holding Company.

                   Not Applicable.

Item 8 Identification and Classification of Members of the Group.

                   Not Applicable.

Item 9    Notice of Dissolution of Group.

                   Not Applicable.



                          Page 4 of 5 Pages





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Item 10  Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                            SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                February 8, 1994
              (Date)

           /s/Peter Avelar/Vice President
          (Signature)

              Peter Avelar/Vice President
          (Name/Title)





                        Page 5 of 5 Pages





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